UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV NieuweStationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

RECORD PROFIT FOR ARCADIS WITH SALES ABOVE € 1 BILLION

•                  Net income from operations increased 40%

•                  Gross revenue rose 11%, of which 5% was organic growth

•                  Considerable margin improvement: 8.2% compared to 6.2% in 2004

•                  Solid performance seen in all markets

•                  Proposal to increase dividend 37.5% to € 0.66 per share

•                  Outlook for 2006 positive: increase expected in gross revenue and income

Arnhem, the Netherlands — March 6, 2006 - ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced excellent results for 2005. Net income from operations (before amortization and non-recurring items) rose 40% to € 33.4 million (2004: € 23.8 million). Per share this was € 1.65 compared to € 1.18 in 2004. This record achievement resulted from solid organic growth, a considerable margin improvement and a good contribution from acquisitions.

Gross revenue rose 11% to € 1,001 million (2004: € 901 million) surpassing the € 1 billion threshold. Excluding currency effect, gross revenue increased 10%, of which 5% was organic growth, in line with our annual growth goal.

A cash dividend of € 0.66 per share is proposed. This dividend represents 40% of net income from operations and an increase of 37.5% compared to the € 0.48 per share in 2004.

In 2005, we implemented considerable portfolio changes. Lower margin activities were replaced by consultancy and management activities that generate superior added value and higher margins. We sold part of our facilities activities in the U.S., our 50% interest in Grupo EP in Spain and two smaller companies with activities in the donor-financed market. Against the sale of roughly € 100 million in gross revenue stood the addition of almost € 200 million in annualized revenue through acquisitions. This includes the acquisitions of Blasland, Bouck & Lee (BBL) and Greystone in the U.S. environmental market, U.K.-based project management firm AYH in the real estate market and the Belgium firm SWK in the infrastructure market.

Commenting on the results, ARCADIS CEO Harrie Noy said: “Our focus on activities with higher added value and more growth potential is yielding results. Thanks to the good performance of our employees across the board, we achieved our margin target of 8% in 2005 for the first time.  Organic growth was at a good level, particularly in the environmental market. The expansion with BBL and AYH considerably improved the strategic positioning of ARCADIS. With BBL we belong to the top five globally in environment, while AYH further enhances our position in the real estate market.”

Key figures

Amounts in millions of euros unless otherwise noted	Fourth quarter			Full year
	2005	2004	Δ	2005	2004	Δ
Gross Revenue	309	249	24%	1001	901	11%
EBITA	21.9	13.1	68%	60.4	35.9	68%
Net income	12.6	7.4	70%	33.4	22.2	51%
Net income per share (in €) (1)	0.62	0.36	72%	1.65	1.10	50%
Net income from operations (2)	12.6	8.0	59%	33.4	23.8	40%
Ditto, per share (in €) (1,2)	0.62	0.39	59%	1.65	1.18	40%

1)              In 2005 based on 20.3 million shares outstanding (in 2004: 20.1 million)

2)              Before amortization and non-recurring items

Starting in 2005, ARCADIS reports in accordance with IFRS (International Financial Reporting Standards). Figures for 2004 have been adjusted for comparison purposes.

Fourth quarter

Developments in the first nine months have continued in the fourth quarter. Gross revenue rose 24%. The currency effect increased to 5%, as in addition to the Brazilian Real, the U.S. dollar also increased in value against the euro. On balance, the contribution from acquisitions and divestments was 15%. Organic growth totaled 5%, and mainly came from Brazil, France and Belgium, while Germany also contributed to the increase. In the United States, organic growth flattened somewhat as a result of a reduced amount of available production days in the accounting cycle. A slight revenue increase occurred in the Netherlands.

In the fourth quarter we sold a minority participation in the Netherlands, resulting in a book gain of € 0.4 million. Adjustments of Dutch pension plans also had non-recurring effects on results. Among other things, this included the adjustment of the pension plan of PRC as a result of which this plan was classified a defined contribution per year-end 2005. This is further clarified in an attachment at the end of this release.

EBITA rose 68%, excluding non-recurring items 77%. Of this growth, 7% resulted from currency effects. The largest contribution in the increase (48%) came from the completed acquisitions. Organic growth was 22%, to which the main contributors were the Netherlands, Belgium, France and Brazil.

Financing charges were positively affected for an amount of € 1.7 million by financial derivatives used to cover currency and interest rate risks. The effect on net income was € 1.2 million. This effect is excluded in the calculation of net income from operations.

Full year

Gross revenue rose 11%, 10% excluding currency effect. Of this growth on balance 5% resulted from acquisitions and divestments. Organic revenue growth was also 5%. The largest contribution to organic growth came from the U.S., Brazil, France and Belgium. In the Netherlands, a gradual market improvement was noticeable. Despite this, gross revenue declined as a result of divestments and following the strong decline in infrastructure in 2004. Market improvement drove backlog up by 22%.

In 2005 and 2004 EBITA was affected by non-recurring items. This includes book gains from the sale of activities, the restructuring charge in the Netherlands in 2004, as well as changes in Dutch pension plans. These effects are further explained in an attachment to this release. This results in the following overview:

Amounts in millions	2005	2004
EBITA	€ 60.4	€ 35.9
Non-recurring effects	€ 3.1	-/- € 3.2
EBITA recurring	€ 57.3	€ 39.1

EBITA rose 68%, or 47% on a recurring basis. The currency effect was 3% and mostly the result of an increase in the Brazilian Reais. The contribution from acquisitions and divestments was 24%, and the organic growth 20%. The improvement in EBITA was seen across most of our activities.

At the introduction of our new strategy in mid-2000, a margin goal of 8% (EBITA as % of net revenue) was introduced. In 2005, this goal was reached for the first time, as margins (on a recurring basis) rose from 6.2% in 2004 to 8.2% in 2005, an improvement of more than 30%. This resulted from acquisitions and divestments, the restructuring in the Netherlands in 2004 and higher utilization rates, combined with favorable market conditions.

In facilities, the transition to activities with higher added value yielded the largest increase. Here, the margin rose to 7.7% compared to 1.4% in 2004. Both other service areas also saw margin improvements; infrastructure to 7.6% (2004: 6.7%) and environment to 9.7% (2004: 9.3%).

The 33.0% tax rate was slightly higher than the 32.4% in 2004. The contribution from non-consolidated companies declined as a result of the completion of a number of energy-sector contracts in Brazil. Meanwhile, a new contract for one of the projects was signed, contributing to fourth quarter 2005 profits. Minority interest was sharply higher, resulting from a strong profit increase in Brazil, where ARCADIS has a 50.01% ownership.

Cash flow, investments and balance sheet

Cash flow from operational activities was almost € 67 million (2004: € 45 million). This high level was achieved in part as a result of a further decrease in working capital. After subtracting replacement investments of € 15 million, free cash flow totaled almost € 52 million.

The expansion of the company through acquisitions was coupled with considerable investments amounting to € 121 million. Net of cash this was € 102 million, including € 27 million for a possible performance based after payment to AYH and the retention of part of the purchase price of BBL related to warranties. Goodwill amounted to € 61 million, while the value of identifiable intangible fixed assets was € 11 million. Divestments of companies yielded € 15 million (net of cash € 8.5 million) of which € 2.5 million is related to book gains.

The balance sheet was strongly influenced in 2005 by acquisitions completed during the year. The balance sheet total rose from € 438 million at year-end 2004 to € 650 million at year-end 2005. While net debt at year-end 2005 rose to more than € 52 million (2004: + € 5.8 million), balance sheet ratios remained strong. Net debt against EBITDA was 0.6 (2004: - 0.1) and the interest coverage ratio was 17 (2004: 10).

Developments per service area

The figures mentioned below relate to gross revenue developments and, unless otherwise noted, discuss comparisons between the full year 2005 and 2004.

•                  Infrastructure

Growth amounted to 5%. On balance, the effect of acquisitions and divestments was zero; the currency effect was 2%. The organic increase of activities was 3% resulting from a strong expansion in Brazil and continued growth in the United States, France and Belgium. In the Netherlands gross revenue declined by 4%, but the market recovered as a result of increased investment in rail improvement, a pick up of the municipal market and an increase in public private partnership initiatives. The German market remained weak, and Chile also saw a decline.

•                  Environment

At 33%, growth in environment was by far the strongest. The acquisitions in the United States market contributed 22% to the increase. The currency effect was 1% and organic growth 10%. In the United States, organic gross revenue growth was 14%. Here, almost   $ 60 million in new GRiP® contracts were won, especially for industrial clients. Backlog for GRiP® stood at $ 250 million at year-end 2005. Organic growth was also solid in almost all European countries and in Brazil.

•                  Facilities

Gross revenue rose 9%. Through the sale of detailed engineering in the United States and the acquisition of AYH, the portfolio was considerably improved. On balance the revenue effect of the sale and acquisition of activities was 2%. At 7%, organic growth was at a good level. Almost all countries contributed to this increase. In the fourth quarter, an important facility management contract was won in the Netherlands. It is a four-year contract for DSM and Sabic.

Outlook

It is expected that the Dutch market will continue its gradual improvement. The improving economy may lead to the release of more funds for maintenance and renewal of rail infrastructure, while Public Private Partnership initiatives will also lead to more work. In Europe, market conditions in France and Belgium are favorable. In Central Europe an increase in investments is expected, stimulated by European Union Funds. In the United States, the federal investment program SAFETEA has a positive effect on the market. The high level of investments in Brazil leads to a lot of work. In environment, the good backlog from long-term GRiP® contracts provides a solid basis for further growth in the United States. In Europe and South America, the emphasis will be on the expansion of services to industry. BBL client’s, many of which are multinationals from the Fortune 100, offer good prospects. The transition to higher value added services has considerably increased the growth potential in facilities. Increasing investments offer opportunities for project management in schools, hospitals and in commercial real estate. In addition, the new facility management contracts will also contribute to growth in 2006.

CEO Harrie Noy concludes: “The outlook for 2006 is positive. Market conditions are favorable and with the recent acquisitions we are in an even better position to benefit. Our policy is aimed at achieving growth through synergy from strong local market positions. In doing so, we will focus on services to multinational companies and in soil remediation, rail infrastructure, bridges and tunnels as well as project management. We will continue to focus on higher value added activities to further improve margins. The integration of BBL, incorporating their client-focused business model, is a key priority in 2006. Expansion through acquisitions will continue, although at a lower pace than in 2005. Barring unforeseen circumstances, we expect continued growth in gross revenue and income in 2006.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information contact: Joost Slooten of ARCADIS at +31-26-3778604 or j.slooten@arcadis.nl. Please visit our website at www.arcadis-global.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

— Tables follow —

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR
	Fourth quarter	Fourth quarter	Full year	Full year
Amounts in millions unless otherwise noted
	2005	2004	2005	2004
Gross revenue	308.8	249.0	1,001.1	900.8
Materials, services of third parties	100.5	86.0	297.8	268.3
Net revenue	208.3	163.0	703.3	632.5
Operational cost	182.6	146.1	627.7	581.0
Depreciation	3.8	3.8	15.2	15.6
EBITA	21.9	13.1	60.4	35.9
Amortization identifiable intangible assets	4.0	0.3	6.0	0.4
Operating income	17.9	12.8	54.4	35.5
Financing income/expenses net	0.5	(0.8)	(1.8)	(3.4)
Income before taxes	18.4	12.0	52.6	32.1
Taxes	(5.6)	(4.4)	(17.4)	(10.4)
Income after taxes	12.8	7.6	35.2	21.7
Income non-consolidated companies	1.2	0.4	1.4	2.4
Group income after taxes	14.0	8.0	36.6	24.1
Minority interest	(1.4)	(0.6)	(3.2)	(1.9)
Net income	12.6	7.4	33.4	22.2

Amortization identifiable intangible assets	2.0	0.3	4.1	0.4
Effects of financial instruments	(1.2)	–	(1.2)	–
Change in tax percentage	–	0.5	–	0.5
Non-recurring effects	(0.8)	(0.2)	(2.9)	0.7
Net income from operations	12.6	8.0	33.4	23.8

Net income per share (in euros)	0.62	0.36	1.65	1.10
Net income per share Diluted	0.60	0.36	1.60	1.08
Net income from operations per share	0.62	0.39	1.65	1.18
Net income from operations per share Diluted	0.60	0.39	1.60	1.16
Number of shares outstanding (thousands)	20,260	20,257	20,261	20,140

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$
	Fourth quarter	Fourth quarter	Full year	Full year
Amounts in millions unless otherwise noted
	2005	2004	2005	2004
Gross revenue	366.9	322.6	1,241.3	1,120.9
Materials, services of third parties	119.5	111.4	368.3	334.5
Net revenue	247.4	211.2	873.0	786.4
Operational cost	217.0	189.4	779.6	722.2
Depreciation	4.4	4.9	18.9	19.4
EBITA	26.0	16.9	74.5	44.8
Amortization identifiable intangible assets	4.7	0.4	7.2	0.5
Operating income	21.3	16.5	67.3	44.3
Financing income/expenses net	0.5	(1.1)	(2.4)	(4.3)
Income before taxes	21.8	15.4	64.9	40.0
Taxes	(6.7)	(5.6)	(21.5)	(13.0)
Income after taxes	15.1	9.8	43.4	27.0
Income non-consolidated companies	1.4	0.5	1.7	3.0
Group income after taxes	16.5	10.3	45.1	30.0
Minority interest	(1.6)	(0.7)	(3.9)	(2.3)
Net income	14.9	9.6	41.2	27.7
Amortization identifiable intangible assets	2.4	0.4	4.9	0.5
Effects of financial instruments	(1.4)	–	(1.4)	–
Change in tax percentage	–	0.7	–	0.7
Non-recurring effects	(0.8)	(0.4)	(3.5)	0.8
Net income from operations	15.1	10.3	41.2	29.7
Net income per share (in dollars)	0.74	0.47	2.04	1.37
Net income per share Diluted	0.72	0.47	1.98	1.35
Net income from operations per share	0.74	0.51	2.03	1.47
Net income from operations per share Diluted	0.72	0.50	1.98	1.45
Number of shares outstanding (thousands)	20,260	20,257	20,261	20,140
Exchange rate 1st quarter EUR 1=			$1.31	$1.25
Exchange rate 2nd quarter EUR 1=			$1.26	$1.20
Exchange rate 3rd quarter EUR 1=			$1.22	$1.22
Exchange rate 4th quarter EUR 1=			$1.19	$1.30

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONDENSED CONSOLIDATED BALANCE SHEET IN EUR
Amounts in millions
	December 31,	December 31,
	2005	2004 **)
ASSETS
Non-current assets *)	217.1	122.3
Current assets	433.0	320.0
TOTAL	650.1	442.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	303.8	244.4
Long term debt	116.1	13.0
Provisions	42.1	39.5
Total equity	188.1	145.4
TOTAL	650.1	442.3
*) Including capitalized goodwill	116.0	49.9
**) Adjusted for comparison purposes

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR
	Full year	Full year
	2005	2004
Shareholders’ equity at January 1	136.4	125.0
Changes:
Net income current period	33.4	22.2
Additional paid-in capital	6.5	–
Expenses granted options including taxes	3.5	0.2
Options exercized	2.6	2.4
Dividend payment	(9.7)	(9.6)
Purchase own stock	(6.6)	(0.2)
Exchange rate differences	10.0	(3.6)
Other changes	0.1	–
Shareholders’ equity at balance sheet date	176.2	136.4

ARCADIS NV
CONDENSED CONSOLIDATED BALANCE SHEET IN US$
Amounts in millions	December 31, 2005	December 31, 2004 **
ASSETS
Non-current assets *)	256.2	166.6
Current assets	510.8	435.9
TOTAL	767.0	602.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	358.4	333.0
Long term debt	137.0	17.7
Provisions	49.7	53.8
Total equity	221.9	198.0
TOTAL	767.0	602.5
*) Including capitalized goodwill	136.8	68.0
Calculated with US dollar rate of EUR 1.00 = US$:	1.18	1.36
**) Adjusted for comparison purposes

CHANGES IN SHAREHOLDERS’ EQUITY IN US$

	Full year 2005	Full year 2004
Shareholders’ equity at January 1	185.8	157.9
Changes:
Net income current period	41.2	27.7
Additional paid-in capital	7.7	–
Expenses granted options including taxes	4.1	0.2
Options exercized	3.1	3.3
Dividend payment	(11.4)	(11.7)
Purchase own stock	(7.7)	(0.2)
Exchange rate differences	(15.0)	8.6
Other changes	0.1	–
Shareholders’ equity at balance sheet date	207.9	185.8

ARCADIS NV
CONDENSED CONSOLIDATED CASH FLOW STATEMENT in EUR
Amounts in millions	Full year 2005	Full year 2004
Net income	33.4	22.2
Depreciation and amortization	21.2	16.0
Gross cash flow	54.6	38.2
Net working capital	11.6	7.9
Other changes	0.6	(1.3)
Total operational cash flow	66.8	44.8

Investments/divestments (net) in:
(In)tangible fixed assets	(14.9)	(11.8)
Acquisitions/divestments	(66.5)	(6.8)
Non-current assets	(3.7)	(1.2)
Total cash flow concerning investing activities	(85.1)	(19.8)

Total financing activities	44.0	(8.1)
Change in cash and equivalents	25.7	16.9
Cash at January 1	48.2	31.3
Cash at balance sheet date	73.9	48.2

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in US$
Amounts in millions	Full year 2005	Full year 2004
Net income	41.2	27.7
Depreciation and amortization	26.2	19.9
Gross cash flow	67.4	47.6
Net working capital	12.1	10.7
Other changes	0.7	(1.8)
Total operational cash flow	80.2	56.5

Investments/divestments (net) in:
(In)tangible fixed assets	(17.6)	(16.0)
Acquisitions/divestments	(78.5)	(9.2)
Non-current assets	(4.3)	(1.7)
Total cash flow concerning investing activities	(100.4)	(26.9)

Total financing activities	50.5	(6.4)
Change in cash and equivalents	30.3	23.2
Cash at January 1	65.7	39.5
Conversion difference January 1 amount	(8.8)	3.0
Cash at balance sheet date	87.2	65.7

ATTACHMENT TO THE PRESS RELEASE

ANNUAL RESULTS 2005 OF ARCADIS NV

Non-recurring income effects

In 2005 and 2004, the following non-recurring items affected income:
Amounts in millions	2005		2004
	EBITA	Net income	EBITA	Net income
Book gain from divestments	+€ 2.5	+€ 2.5	+ € 4.0	+ € 4.0
Restructuring charge			- € 8.4	- € 5.4
Pensions	+€ 0.6	+€ 0.4	+ € 1.2	+ € 0.7
Non-recurring effect	+€ 3.1	+€ 2.9	- € 3.2	- € 0.7

In 2004, a number of non-core activities were sold in the Netherlands, and a restructuring charge was taken to adjust the organization to market changes.

The 2005 book gain is the result of a number of divestments; particularly the sale of our 50% share in Grupo EP.

Pensions

Per January 1, 2004, the pension plan for Dutch employees, excluding employees of PRC, was changed into a pension plan that is classified as a defined contribution plan. This means that, except for the pension premium, this plan does not affect ARCADIS’ results and balance sheet. The introduction of new legislation on January 1, 2006 however will impact the early retirement plan. The Lovinklaan Foundation, which — as a major ARCADIS shareholder — acts in the interest of employees, pledged funding to correct this impact. The required (non-recurring) donation of € 9.5 million to the pension fund was charged against 2005 income. Thanks to the € 6.5 million capital contribution by the Lovinklaan Foundation, the effect (after taxes) on ARCADIS equity was zero.

Employees of PRC, which was acquired in 2003, until recently had a pension plan that under IFRS was classified as a defined benefit pension plan. In the transition from NL GAAP to IFRS a provision was recorded in the 2004 opening balance sheet, which was charged directly to equity. In the 2004 IFRS income statement a benefit of €1.2 million was recorded regarding this pension plan. This is noted in the table above as a non-recurring effect. By the end of 2005 the defined benefit pension plan was changed into a defined contribution pension plan. This required a one time additional donation to the pension fund of € 2.3 million. The provision ad € 13.1 million recorded as of December 31, 2004 for the defined benefit pension plan, was released to the income statement in 2005.

The preceding had the following effects on EBITA in 2005:

Amounts in millions	Effect
Release of PRC provision	€ 13.1
Extra donation to PRC pension fund	- € 2.3
Extra donation to ARCADIS pension fund	- € 9.5
Other non-recurring pension charges	- € 0.7
Non-recurring effect in 2005	€ 0.6

Geographic distribution

As of 2005, the geographic distribution of revenue has been altered slightly. The activities in North and South America were separated into two segments:  the United States has become its own segment, while South America was added to the Rest of world segment. Strong expansion through acquisitions and relatively high organic growth are driving the increase in the U.S. percentage of total Company sales. In 2005, 35% of the gross revenue was generated in the United States (2004: 30%); the Netherlands contributed 29% (2004: 33%); Other European Countries, 26% (2004: 28%) and Rest of world, 10% (2004: 9%).

The 2005 fourth quarter is indicative of the effect recent acquisitions have on annual revenue distribution. In the 2005 fourth quarter, the United States contributed 41% of the gross revenue; the Netherlands, 26%; Other European Countries, 24% and Rest of world, 9%. Approximately 50% of ARCADIS sales are generated in Europe with the other 50% from the United States and Rest of world.

EBITA per region

The recurring EBITA per region is as follows:
Amounts in millions	2005	2004	Δ
United States	€20.9	€13.2	58%
Netherlands	€12.5	€11.1	13%
Other European Countries	€18.1	€12.5	45%
Rest of the world	€5.8	€2.4	145%

#  #  #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 8, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board